FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

DuPont Nutrition & Biosciences Home Investors Employees Customers Media SEC Filings IFF and DuPonts nutrition & biosciences business are combining Creating a New Global High-Value Ingredients and Solutions Partner for Our Customers IFF and DuPont's Nutrition & Biosciences are combining to create a global leader in high-value ingredients and solutions, for global Food & Beverage, Home & Personal Care and Health & Wellness end markets. The combination of these iconic businesses will redefine the industry by providing high-quality products, innovative solutions and partnership with customers to deliver growth. Together, the complementary portfolios will give the combined company leadership positions across key Taste, Texture, Scent, Nutrition, Enzymes, Cultures, Soy Proteins and Probiotics categories. The combined company's global reach and unique set of capabilities will enable the creation of innovative solutions to respond to customer demands and increasing consumer preferences for natural, healthier, and "better for you" products. View Fact Sheet View Press Release A Message from IFF's Chief Executive Officer and DuPont's Executive Chairman: "The combination of IFF and N&B is a pivotal moment in our journey to become an invaluable innovation and creative partner for our customers. Together, we will create a leading ingredients and solutions provider with a broader set of capabilities to meet our customers' evolving needs. With highly complementary portfolios, we will have global scale and leading positions in key growth categories to enable IFF to better respond to customer needs driven by consumer demand, capitalize on positive market trends, drive strong profitable growth for our shareholders and create opportunities for our employees. I have been impressed by N&B's "DuPont and IFF share long and successful histories of customer-driven innovation and cultures of excellence, which is why I am confident that N&B will be well-positioned for its next phase of growth. I am pleased to join the Board of the combined organization and remain involved in unlocking the potential of this new company. We conducted a very thorough process leading us to the selection of IFF as the preferred partner for N&B. I am excited about the future of the new company and all the opportunities it has for long-term value creation."

Management team, which shares our culture and values, and we look forward to welcoming them to the IFF family." - Andreas Fibig, Chairman and CEO of IFF - Ed Breen, Executive Chairman of DuPont IFF to merge with DuPonts nutrition & biosciences business: creating a category defining integrated solutions partner for our customers DuPont Nutrition & Biosciences Building a world-class leader Differentiated solutions for customers of all sizes, spanning both large multinationals to start up and private label brands Industry-leading R&D capabilities to drive best-in-class innovation Indispensable partner to address consumer preferences for natural and "better for you" products A culture combining science and creativity led by the best talent from both organizations Transaction Overview DuPont shareholders to own 55.4%; IFF shareholders to own 44.6% Ownership by DuPont shareholders 55.4% Ownership by IFF shareholders 44.6% $45.4B1 Value of combined company >$11B 2019E pro forma revenues $2.6B 2019E pro forma EBITDA 23%2 Adjusted EBITDA margin Differentiated Solutions to Meet Consumer Demand Complementary reach to shared end-markets DuPont N&B IFF Cold Water Laundry Detergent Enzymes Fluidity, Stain removal, Malodor Fragrances Scent & odor coverage

Creating Shareholder Value

Well-established **Reverse Morris Trust (RMT) structure** is **tax-free to DuPont and its shareholders**

Expected growth rate in mid-single digits and a **leading EBITDA margin**

~$300 million in run-rate cost synergies **and more than $400 million** in run-rate revenue synergies[3]

Committed to IFF's **current dividend policy and maintaining an investment-grade rating**

Top-ranked Positions

#1 or #2 positions across attractive categories including:

- **Taste**
- **Scent**
- **Nutrition**
- **Cultures**
- **Enzymes**
- **Probiotics**
- **Soy Proteins**



Microbial Control
Antimicrobial & shelf-life
Encapsulation
Fit-for-purpose delivery and performance
Plant-Based Vegan Burger
Natural Antioxidants
Plant-Based Protein
Flavors
Texturants
Taste Modulation
Binders
Natural Color & Grill Mark
Delivery Systems

[1] On an enterprise value basis
[2] Pre-synergies, based on 2019 pro-forma
[3] By the end of year three

iff

DuPont Nutrition & Biosciences

Media Contact

IFF
Michael DeVeau
212.708.7164
michael.deveau@iff.com

DuPont
Dan Turner
302-996-8372
daniel.a.turner@dupont.com

Investor Contact

IFF Investor Relations
IFF Corporate IR Website
Michael DeVeau
212.708.7164
michael.deveau@iff.com

DuPont Investor Relations
DuPont Corporate IR Website
Lori Koch
302-999-5631
lori.d.koch@dupont.com

© 2019 by International Flavors & Fragrances Inc.
IFF is a Registered Trademark. All Rights Reserved.

Disclaimer

DuPont Nutrition & Biosciences Home Investors Employees Customers Media SEC Filings Investors The combination of IFF and DuPont's Nutrition & Biosciences business will deliver significant value creation for r shareholders of both companies through a well- established, tax- efficient Reverse Morris Trust structure, meaningful cash EPS accretion and significant revenue and cost synergy potential. We are committed to maintaining an investment grade credit rating, and the combined company will maintain IFF's existing dividend policy. The value creation opportunity of this combination is significant as we can better serve our customers, provide greater growth opportunities for our employees and generate strong and attractive financial returns for our shareholders. - Andreas Fibig, Chairman and CEO of IFF Investor Webcast Announcement Press Release Transaction Fact Sheet View lnfographic Investor Contacts IFF Investor Relations IFF Corporate IR Website Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Investor Relations DuPont Corporate IR Web site Lori Koch 302-999-5631 lori.d.koch@dupont.com iff DuPont Nutrition & Biosciences Media Contact IFF Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Dan Turner 302-996-8372 daniel.a.turner@dupont.com Investor Contact IFF Investor Relations IFF Corporate IR Website Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Investor Relations DuPont Corporate IR Website Lori Koch 302-999-5631 lori.d.koch@dupont.com

(C) 2019 by International Flavors & Fragrances Inc. IFF is a Registered Trademark. All Rights Reserved. Disclaimer

DuPont Nutrition & Biosciences Home Investors Employees Customers Media SEC Filings Employees We intend to bring together two iconic businesses with cultures that combine the best of science and creativity. IFF and DuPont's Nutrition & Biosciences business have prioritized staying close to the customer - utilizing key market insights, creative and technical expertise and tools to deliver a world-class experience for their customers. As a global leader, we will be an invaluable partner to deliver differentiated, integrated solutions to thousands of customers across a broad range of complementary end markets, including Food & Beverage, Home & Personal Care and Health & Wellness. Together, we will create innovative products and solutions to meet and exceed customers' expectations. Because of the depth and breadth of our new company, our team will also take advantage of new opportunities to learn, grow and flourish in their careers. Our leading R&D capabilities and best-in-class innovation platform will truly create a differentiated offering, which makes us a stronger innovation partner and powers our customers to meet consumer demand, drive growth and collaborate on new solutions. Our comprehensive offering will enable our customers to develop stronger, next-generation products and launch them more quickly to market. Headquartered in New York, the combined entity will draw upon the best talent from both companies. Our shared dedication to sustainability and implementing our technology and innovation will remain core to the future of our company and further enhance the ability to accelerate the industry's evolution. As we bring these companies together, we will be focused on cultivating high-performance and purpose-driven cultures led by an executive management team that comprises best-in-class leadership from both IFF and DuPont N&B. IFF DuPont Nutrition & Biosciences Media Contact IFF Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Dan Turner 302-996-8372 daniel.a.turner@dupont.com Investor Contact IFF Investor Relations IFF Corporate IR Website Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Investor Relations DuPont Corporate IR Website Lori Koch 302-999-5631 lori.d.koch@dupont.com (C) 2019 by International Flavors & Fragrances Inc. IFF is a Registered Trademark. All Rights Reserved. Disclaimer

Home Investors Employees Customers Media SEC Filings Customers Together, IFF and DuPont's Nutrition & Biosciences business will be one of a few industry players with the broadest technology portfolio across Taste, Texture, Scent, Nutrition, Enzymes, Cultures, Soy Proteins and Probiotics categories. We will be an indispensable partner to global customer base of both multinationals and smaller customers, with the flexibility to adapt to emerging trends and products and meet evolving consumer demand for natural and "better for you" products. IFF and DuPont N&B will boast leading R&D capabilities and a best-in-class innovation platform that will power our customers to meet consumer demand, drive growth and collaborate on new solutions. We are committed to our continued partnership with our customers to develop stronger products and increase speed-to-market. Differentiated Integrated Solutions to Meet Consumer Demand Complementary reach to shared end markets DuPont N&B IFF Cold Water Laundry Detergent Plant-Based Vegan Burger

DuPont Nutrition & Biosciences Media Contact IFF Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Dan Turner 302-996-8372 daniel.a.turner@dupont.com Investor Contact IFF Investor Relations IFF Corporate IR Website Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Investor Relations DuPont Corporate IR Website Lori Koch 302-999-5631 lori.d.koch@dupont.com (C) 2019 by International Flavors & Fragrances Inc. IFF is a Registered Trademark. All Rights Reserved. Disclaimer

Home Investors Employees Customers Media SEC Filings Media Press Release Fact Sheet lnfographic Media Contacts IFF Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Dan Turner 302-996-8372 daniel.a.turner@dupont.com DuPont Nutrition & Biosciences Media Contact IFF Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Dan Turner 302-996-8372 daniel.a.turner@dupont.com Investor Contact IFF Investor Relations IFF Corporate IR Website Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Investor Relations DuPont Corporate IR Website Lori Koch 302-999-5631 lori.d.koch@dupont.com (C) 2019 by International Flavors & Fragrances Inc. IFF is a Registered Trademark. All Rights Reserved. Disclaimer

iff DuPont Nutrition & Biosciences

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SEC Filings

IFF

- 10-Q - Quarterly report [Sections 13 or 15(d)]
- 8-K - Current report
- 8-K - Current report
- 8-K - Current report
- 10-Q - Quarterly report [Sections 13 or 15(d)]
- 8-K - Current report
- 11-K - Annual report of employee stock purchase, savings and similar plans
- 8-K - Current report
- S-3ASR - Automatic shelf registration statement of securities of well-known seasoned issuers
- 10-Q - Quarterly report [Sections 13 or 15(d)]

DuPont

- 10-Q - Quarterly report [Sections 13 or 15(d)]
- 8-K - Current report
- 8-K - Current report
- 10-Q - Quarterly report [Sections 13 or 15(d)]
- 8-K - Current report
- 8-K - Current report
- 8-K - Current report
- 8-K - Current report
- S-8 - Securities to be offered to employees in employee benefit plans
- 11-K - Annual report of employee stock purchase, savings and similar plans iff

DuPont Nutrition & Biosciences

Media Contact

IFF
Michael DeVeau
212.708.7164
michael.deveau@iff.com

DuPont
Dan Turner
302-996-8372
daniel.a.turner@dupont.com

Investor Contact

IFF Investor Relations
IFF Corporate IR Website
Michael DeVeau
212.708.7164
michael.deveau@iff.com

DuPont Investor Relations
DuPont Corporate IR Website
Lori Koch
302-999-5631
lori.d.koch@dupont.com

© 2019 by International Flavors & Fragrances Inc.
IFF is a Registered Trademark. All Rights Reserved.

Disclaimer

Home Investors Employees Customers Media SEC Filings Disclaimer About IFF At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we're using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn. About DuPont DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com. Additional Information and Where to Find It This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the "Securities Act"). In connection with the proposed combination of Nutrition & Biosciences, Inc. ("N&Bco"), a wholly owned subsidiary of DuPont de Nemours, Inc. ("DuPont"), and International Flavors & Fragrances Inc. ("IFF"), which will immediately follow the proposed separation of N&Bco from DuPont (the "proposed transaction"), N&Bco, IFF, Neptune Merger Sub I Inc. ("Merger Sub I") and Neptune Merger Sub II LLC ("Merger Sub II") intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&B co expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. Free copies of these documents, once available, and each of the companies' other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF at the following: DuPont Contact Information DuPont Investors: Lori Koch Lori.d.koch@dupont.com +1 302-999-5631 IFF Contact Information Michael DeVeau Michael.DeVeau@iff.com +1 212-708-1212 Media: Dan Turner Daniel.a.turner@dupont.com +1 302-996-8372 Cautionary Note on Forward-Looking Statements This communication contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," " see," "will,"

"would," "target," similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont's, IFF's and N&Bco's future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF's shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company ("Historical EID") in connection with the distribution of Corteva Inc. on June 1, 2019 (the "Corteva Distribution"), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont's distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the "Previous Distributions"), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont's and/or IFF's common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF's common stock, (23) risks relating to IFF's ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF's investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF's ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF's ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont's, N&Bco's and IFF's business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont's, N&Bco's or IFF's intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management's response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on

Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF's and DuPont's Form 10-Q for the period ended September 30, 2019 and each of IFF's and DuPont's respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF's, DuPont's or N&Bco's consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available. DuPont Nutrition & Biosciences Media Contact IFF Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Dan Turner 302-996-8372 daniel.a.turner@dupont.com Investor Contact IFF Investor Relations IFF Corporate IR Website Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Investor Relations DuPont Corporate IR Website Lori Koch 302-999-5631 lori.d.koch@dupont.com (C) 2019 by International Flavors & Fragrances Inc. IFF is a Registered Trademark. All Rights Reserved. Disclaimer

FOR IMMEDIATE RELEASE

IFF Contact Information	DuPont Investors:	DuPont Media:
Michael DeVeau	Lori Koch	Dan Turner
Michael.DeVeau@iff.com	Lori.d.koch@dupont.com	Daniel.a.turner@dupont.com
+1 212-708-1212	+1 302-999-5631	+1 302-996-8372

IFF to Merge with DuPont’s Nutrition & Biosciences Business

Creates New Global Integrated Solutions Leader Serving Consumer-Oriented Food & Beverage, Home & Personal Care and Health & Wei/ness End Markets

The Deal Values the Combined Company at $45.4 billion on an Enterprise Value Basis, Reflecting a Value of $26.2 billion for the N&B business with Combined Pro Forma 2019 Revenue of more than $11 billion and $2.6 billion of EBITDA

Creates Significant Shareholder Value through Tax-Efficient Reverse Morris Trust Structure with Expected Cost Synergies of ~$300 million and Revenue Synergies of About $400 million by End of Year Three Post Close

#1 or #2 Market Positions in High-Value Ingredients Categories and Best-in-Class R&D Capabilities

Andreas Fibig to Serve as Chairman and CEO and Ed Breen Will Become Lead Independent Director; Combined Company Board to Consist of Directors from IFF and DuPont

IFF’s Largest Shareholder, at ~19% of Shares Outstanding, Has Agreed to Vote in Favor of the Transaction

Committed to Maintaining Investment Grade Balance Sheet and Expected to De/ever Below 3.0x by Year Two Post Transaction Closing, While Maintaining IFF’s Existing Dividend Policy

NEW YORK and WILMINGTON, Del. – December 15, 2019 – IFF (NYSE: IFF) (Euronext Paris: IFF) (TASE: IFF) and DuPont (NYSE: DO) today announced that they have entered into a definitive agreement for the merger of IFF and DuPont’s Nutrition & Biosciences (N&B) business in a Reverse Morris Trust transaction. The deal values the combined company at $45.4 billion on an enterprise value basis, reflecting a value of $26.2 billion for the N&B business based on IFF’s share price as of December 13, 2019. Under the terms of the agreement, which has been unanimously approved by both Boards of Directors, DuPont shareholders will own 55.4% of the shares of the new company and existing IFF shareholders will own 44.6%. Upon completion of the transaction, DuPont will receive a one-time $7.3 billion special cash payment, subject to certain adjustments.

The combination of IFF and N&B creates a global leader in high-value ingredients and solutions for global Food & Beverage, Home & Personal Care and Health & Wellness markets, with estimated 2019 pro forma revenue of more than $11 billion and EBITDA of $2.6 billion, excluding synergies. The complementary portfolios will give the company leadership positions across key Taste, Texture, Scent, Nutrition, Enzymes, Cultures, Soy Proteins and Probiotics categories. The combined company’s global reach and enhanced set of capabilities will enable the creation of innovative solutions to respond to customer demands and increasing consumer preferences for natural, healthier, and “better for you” products.

“The combination of IFF and N&B is a pivotal moment in our journey to lead our industry as an invaluable innovation and creative partner for our customers. Together, we will create a leading ingredients and solutions provider with a broader set of capabilities to meet our customers’ evolving needs,” said IFF Chairman and CEO, Andreas Fibig. “With highly complementary portfolios, we will have global scale and leading positions in key growth categories to capitalize on positive market trends, drive strong profitable growth for our shareholders and create opportunities for our employees. I have been impressed by N&B’s management team, which shares our culture and values, and we look forward to welcoming them to the IFF family.”

“DuPont and IFF share long and successful histories of customer-driven innovation and cultures of excellence, which is why I am confident that N&B will be well-positioned for its next phase of growth. I am pleased to join the Board of the combined organization and remain involved in unlocking the potential of this new company,” said Ed Breen, Executive Chairman of DuPont. “We conducted a very thorough process leading us to the selection of IFF as the preferred strategic partner for N&B. I am excited about the future of the new company and all the opportunities it has for long-term value creation.”

Strategic Rationale

The new company will be ideally equipped to deliver in-demand differentiated solutions for more natural, healthy products to an expanded customer base spanning both large multinationals and fast-growing small and medium-sized customers.

•  Best-in-Class Innovation Portfolio Creates Differentiated Offering and Compelling Value Proposition – The company will be an immediate leader in the rapid consumer-driven industry evolution toward healthier, “better for you” products. With leading R&D and applications development capabilities and an expanded customer base, the combined company is expected to significantly increase customer speed to market, create new efficiencies in product development and provide critical consumer insights for next-generation products.

•  Leading Positions Across High-Value Added Ingredient Categories – The company will have #1 or #2 positions across attractive Taste, Texture, Scent, Nutrition, Cultures, Enzymes, Soy Proteins and Probiotics categories.

•  Highly Attractive Financial Profile – Shareholders will benefit from a highly profitable business with strong cash generation. The company expects to generate attractive top-line growth and enhanced margins with further benefit from cost synergies and revenue growth opportunities. The combined company will maintain IFF’s current dividend policy.

•  Shared Culture and Vision, a Strategic Asset to Execution – IFF and N&B are customer-focused organizations with cultures that emphasize science and creativity. The combined company will benefit from the best of both organizations’ experienced leaders and talented teams. Our shared commitment to sustainability, along with the combination of our complementary capabilities, will allow us to positively shape the evolution of the industry.

“My team and I are excited about the opportunity to build the new company and create a new world-class leader. Our expertise together with IFF will best position us to address customer needs and ultimately redefine our industry,” said N&B President, Matthias Heinzel. “IFF’s innovation and customer-centric culture is remarkably similar to ours and we look forward to working with them for a smooth integration of our two organizations.”

Governance and Management

Upon closing, the new company’s Board of Directors will consist of 13 directors: 7 current IFF directors and 6 DuPont director appointees until the Annual Meeting in 2022, when there will be 6 directors from each company. Andreas Fibig will continue to be the Chairman of the Board and an IFF appointee, he will also continue as Chief Executive Officer. The company will be headquartered in New York. DuPont Executive Chairman, Ed Breen, will join the board of the combined company as a DuPont appointee and will serve as Lead Independent Director starting June 1, 2021.

The new company will draw upon the best talent from both organizations. IFF and N&B will form an Integration Office composed of leaders from both companies.

Financial Benefits

The combined company will have a strong financial profile, including:

•  Pro forma revenues of more than $11 billion based on fiscal year 2019 estimated results

•  Adjusted EBITDA margin of -23% pre-synergies and -26% with run-rate cost synergies based on fiscal 2019 pro forma estimated results

•  Expected revenue growth rate in the mid-single digits over the long-term

•  Strong cash flow generation supporting an investment grade credit profile

•  Commitment to the continuation of IFF’s historical dividend policy

IFF expects to realize cost synergies of approximately $300 million on a run-rate basis by the end of the third year post-closing. These cost synergies will be driven by procurement excellence, streamlining overhead and manufacturing efficiencies. In addition, the combined company’s target is to deliver more than $400 million in run-rate revenue synergies , which would result in more than $175 million of EBITDA, driven by cross-selling opportunities and leveraging the expanded capabilities across a broader customer base.

IFF is committed to maintaining an investment grade rating and plans to delever from approximately 4.0x at transaction close to below 3.0x by year two following closing. Following the close of the transaction, IFF expects that substantially all of the debt of the combined company will be pari passu.

Guidance

IFF is affirming its existing 2019 full-year guidance. The company reconfirms its full-year projections for sales to be between $5.15 billion and $5.25 billion with adjusted EPS to be between $4.85 and $5.05 and adjusted EPS excluding amortization to be between $6.15 and $6.35.

DuPont reconfirms its expectations for total annual revenue of approximately $21.5 billion and an adjusted EPS[1] range of $3.77 to $3.82. DuPont expects operating EBITDA to be at the low end of the previously provided range, primarily driven by temporary supply chain disruptions in Safety & Construction (S&C) and Electronics & Imaging (E&I).

Transaction Details

The combination will be executed through a Reverse Morris Trust transaction. Upon completion, DuPont shareholders will own 55.4% of the combined company and IFF’s shareholders will own 44.6%. In addition, at the time of completion, DuPont will receive a one-time $7.3 billion cash payment, subject to adjustment. The transaction is expected to be tax-free to DuPont and its shareholders for U.S. federal income tax purposes.

Financing and Approvals

The transaction is subject to approval by IFF shareholders and other customary closing conditions, including regulatory approvals. As part of the transaction, IFF’s largest shareholder, Winder Investments, has agreed to vote in favor of the transaction. The parties target closing the deal by the end of the first quarter of 2021. IFF and N&B have obtained fully-committed debt financing from Morgan Stanley and Credit Suisse. The combined company is committed to maintaining an investment grade rating.

Advisors

Greenhill & Co. LLC and Morgan Stanley & Co. LLC are serving as IFF’s financial advisors and Cleary Gottlieb Steen & Hamilton LLP is serving as legal counsel. Credit Suisse Securities (USA) LLC and Evercore are serving as DuPont’s financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel.

Conference Call Details

The two companies will host a joint conference call on Monday, December 16, 2019, at 7:30 am ET to discuss the announcement. The call will include a slide presentation and participants are encouraged to view the presentation via webcast at www.strongerinnovationtogether.com/investors.

The conference call may also be accessed by dialing: (877) 830-2586 (Toll Free) or (785) 424-1734 (International) and using the Conference ID: 121619. A replay will be available for approximately 90 days and can be accessed by dialing: (800) 839-4199 (Toll Free) or (402) 220-2989 (International).

Additional information about the combination of IFF and N&B can be found at www.strongerinnovationtogether.com.

About IFF

At IFF (NYSE:IFF) (Euronext Paris: IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, lnstagram, and Linkedln.

[1]

Adjusted EPS is on a pro forma basis and is a non-GAAP measure. Refer to the Reconciliation of Adjusted Earnings Per Share OuUook included in DuPont’s third quarter earnings announcement released on October 31, 2019 which can be found on the Investors section of our website.

About DuPont

DuPont (NYSE: DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Neptune Merger Sub I Inc. (“Merger Sub I”) and Neptune Merger Sub II LLC (Merger Sub II”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF at the following:

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of

the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. duPont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

IFF and DuPont Nutrition & Biosciences:
Innovating Together

	iff	DuPont Nutrition & Biosciences
Business Profile*	 Taste: 57% Scent: 37% Nutrition & Ingredients: 6%	 Food and Beverage: 57% Health & Biosciences: 37% Pharma Solutions: 6%
Key Stats	Employees: **Approximately 13,000** Manufacturing Sites: **110+** Technology & Innovation Centers: **~100**	Employees: **More than 10,000** Manufacturing Sites: **70+** Technology & Innovation Centers: **30+**
Portfolio	**Taste:** Flavor compounds and natural taste solutions for Food & Beverage industry, including: • Flavor Compounds • Savory Solutions • Inclusions **Scent:** Natural & synthetic fragrance compounds & ingredients, and cosmetic actives for Household & Personal Care products, including: • Fine Fragrances • Consumer Fragrances • Cosmetic Active Ingredients • Fragrance Ingredients **Nutrition & Ingredients:** Natural product offerings and solutions. Segments include: • Natural Health Ingredients • Natural Food Protection • Natural Colors • Flavor Ingredients	**Food & Beverage:** Broadest portfolio of natural and plant-based specialty food ingredients, such as: • Functional Solutions • Protein Solutions • Emulsifiers & Sweeteners **Health & Bioscience:** World-leading bioscience innovator in sustainable, clean label and high-performance solutions, including: • Probiotics, HMO2, Fibers • Cultures, Food Enzymes and Protection • Home & Personal Care Enzymes • Animal Feed Enzymes & Nutrition (probiotics) • Biorefinery Enzymes • Microbial Control Substances **Pharma Solutions:** Global leader in functional cellulosic polymers & seaweed derived excipients for pharma & dietary supplements. Segments include: • Controlled and immediate release • Soft Capsules • API (Alginates)

End Markets Served

Food & Beverage | Home & Personal Care | Health & Wellness

Innovating Together: By the Numbers

3,000+ Scientists, engineers, technologists and application professionals

130+ Research, technology and innovation centers

21 Regional Creative & Application Centers

6 Master Perfumers, joining hundreds of flavorists, scent designers, perfumers and chefs

30+ Human clinical trials in flight

More than 12,000 Patents granted and filed

40+ Strategic university partnerships

All to serve over ***40,000*** *customers*

*Based on 2019 estimates

About IFF
At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.
About DuPont
DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at http://www.dupont.com/.
Additional Information and Where to Find It
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Neptune Merger Sub I Inc. (“Merger Sub I”) and Neptune Merger Sub II LLC (“Merger Sub II”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF at the following:
DuPont Contact Information IFF Contact Information
DuPont Investors: Media: Head of Investor Relations and Communications
Lori Koch Dan Turner Michael DeVeau
Lori.d.koch@dupont.com Daniel.a.turner@dupont.com Michael.DeVeau@iff.com
+1 302-999-5631 +1 302-996-8372 +1 212-708-1212
Cautionary Note on Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1,2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.
Participants in the Solicitation
This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11,2019 and its definitive proxy statement filed with the SEC on May 1,2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

IFF to Merge with DuPont's Nutrition & Biosciences Business:

Creating a Category Defining Integrated Solutions Partner for Our Customers

iff

DuPont Nutrition & Biosciences

Building a world-class leader

- Differentiated solutions for customers of all sizes, spanning both large multinationals to start up and private label brands
- Industry-leading R&D capabilities to drive best-in-class innovation
- Indispensable partner to address consumer preferences for natural and "better for you" products
- A culture combining science and creativity led by the best talent from both organizations

Transaction Overview

DuPont shareholders to own 55.4%; IFF shareholders to own 44.6%


Ownership by DuPont shareholders
55.4%
44.6%
Ownership by IFF shareholders

$45.4B[1]	>$11B	$2.6B	23%[2]
Value of combined company	2019E pro forma revenues	2019E pro forma EBITDA	Adjusted EBITDA margin

Differentiated Solutions to Meet Consumer Demand

Complementary reach to shared end-markets

DuPont N&B | IFF

Cold Water Laundry Detergent


Enzymes
Fluidity, Stain removal, Malodor
Fragrances
Scent & odor coverage
Microbial Control
Antimicrobial & shelf-life
Encapsulation
Fit-for-purpose delivery and performance

Plant-Based Vegan Burger


Natural Antioxidants
Plant-Based Protein
Flavors
Texturants
Taste Modulation
Binders
Natural Color & Grill Mark
Delivery Systems

Creating Shareholder Value

Well-established **Reverse Morris Trust (RMT) structure** is **tax-free to DuPont and its shareholders**

Expected growth rate in mid-single digits and a **leading EBITDA margin**

~$300 million in run-rate cost synergies **and more than $400 million** in run-rate revenue synergies[3]

Committed to IFF's **current dividend policy and maintaining an investment-grade rating**

Top-ranked Positions

#1 or #2 positions across attractive categories including:

- **Taste**
- **Scent**
- **Nutrition**
- **Cultures**
- **Enzymes**
- **Probiotics**
- **Soy Proteins**

[1] On an enterprise value basis
[2] Pre-synergies, based on 2019 pro-forma
[3] By the end of year three

About IFF
At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.
About DuPont
DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at http://www.dupont.com/.
Additional Information and Where to Find It
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Neptune Merger Sub I Inc. (“Merger Sub I”) and Neptune Merger Sub II LLC (“Merger Sub II”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF at the following:
DuPont Contact Information IFF Contact Information
DuPont Investors: Media: Head of Investor Relations and Communications
Lori Koch Dan Turner Michael DeVeau
Lori.d.koch@dupont.com Daniel.a.turner@dupont.com Michael.DeVeau@iff.com
+1 302-999-5631 +1 302-996-8372 +1 212-708-1212
Cautionary Note on Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1,2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.
Participants in the Solicitation
This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11,2019 and its definitive proxy statement filed with the SEC on May 1,2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

IFF TO COMBINE WITH DUPONT NUTRITION & BIOSCIENCES Creates New Global Integrated Solutions Leader December 16, 2019 DuPont Nutrition & Biosciences

CAUTIONARY STATEMENT
Cautionary Note on Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1,2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions,

(24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.
Participants in the Solicitation
This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

Additional Information and Where to Find It
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Neptune Merger Sub I Inc. (“Merger Sub I”) and Neptune Merger Sub II LLC (“Merger Sub II”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

TRANSACTION SUMMARY

Key takeaways

Structure	• IFF and DuPont Nutrition and Biosciences unit (N&B) to combine in a Reverse Morris Trust transaction valued at $26.2B[1] • Transaction value represents a multiple of ~18x 2019 estimated pro-forma EBITDA excluding synergies and a multiple of ~15x including cost synergies (~$300 million)
Ownership	• DuPont shareholders to own 55.4% of the pro forma company • IFF shareholders to own 44.6% of the pro forma company • Fixed ownership ratios, not subject to change post-signing
Financial Impact	• IFF & DuPont Nutrition & Biosciences would have more than $11B of pro forma 2019 sales and $2.6B of pro forma EBITDA, more than doubling the size of IFF • Expected pro forma net leverage of 4.0x Net Debt to EBITDA supporting a $7.3B special cash payment
Capital Structure & Financing	• Fully committed bridge financing for the transaction • Commitment to maintaining investment grade rating; reduce leverage <3.0x Net Debt to EBITDA by the end of 2 years post close • Commitment to maintaining quarterly dividend policy with no share repurchases until deleveraging targets are achieved • Substantially all of the debt of the combined company will be pari passu
Governance & Leadership	• Andreas Fibig, Chairman and Chief Executive Officer of IFF, to lead combined company • 7 current IFF directors and 6 DuPont director appointees until the Annual Meeting in 2022, when there will be 6 directors from each company, including DuPont's Executive Chairman who will become Lead Independent Director on June 1, 2021 • Experienced management teams with strong integration roadmap & capabilities
Closing	• IFF shareholder vote requires majority approval (>50%) of votes cast; no shareholder vote for DuPont • IFF's largest shareholder has agreed to vote in favor of the transaction • Targeted to close by end of Q1 2021, subject to customary closing conditions and regulatory authority approvals

Notes:
1. Based on IFF's share price as of December 13, 2019

5

A POWERFUL COMBINATION Redefining the value-add ingredients industry Combined Company IFF A global leader in taste and scent Leading Natural capabilities Creative and R&D-led organization Broadest customer base with 60% of sales to local & regional customers (45% in Emerging Markets) Well positioned in fast-growing adjacencies (i.e., Food Protection, Inclusions, Health ingredients, Cosmetic Actives) Deep commitment to sustainability Broader Set of Ingredients and Solutions Deeper Innovation and R&D Platform Shared Focus on Consumer-Oriented End Markets >$11B Pro Forma 2019 Revenue $2.6B Pro Forma 2019 EBITDA $550M+ 2018 Pro Forma R&D Spend DuPont N&B Leading value-added ingredients and solutions provider #1 or 2 positions in cultures, enzymes and probiotics Customer-led innovation and R&D focused organization Deep customer relationships across food, nutrition, pharma and HPC customers Extensive global sales & applications capability Deep commitment to sustainability and product stewardship

INDUSTRY LEADING FINANCIAL PROFILE Strong platform for enhanced growth and margin expansion RANKING OF PEERS BY 2018 REVENUE (PRE-SYNERGIES) In USD Billions 11 IFF + N&B (1) 7 Peer 1 6 Peer 2 6 Peer 3 (2) 4 Peer 4 Includes ~$300m of cost synergies 26% 23% (Pre-Synergies) IFF + N&B (1)(3) 23% Peer 1 (4) 20% Peer 2 (4) 20% Peer 3 (2) 14% Peer 4 Source: Company information, Factset, FX converted at average 2018 rate 1. IFF 2018 sales are pro forma for the acquisition of Frut 2. Peer 3 Pro forma sales and EBITDA based on latest 2018E broker consensus adjusted for a recent acquisition 3. EBITDA includes run-rate cost synergies 4. Financials reflect only nutrition portions of portfolios

TRANSACTION BENEFITS ALL STAKEHOLDERS Competitive and thorough process leading to the selection of IFF Significant value creation opportunities Compelling growth profile benefitting stakeholders and attractive value creation for shareholders over the short, medium and long term Will deliver ~$300 million in run-rate cost synergies and ~$400 million in run-rate growth synergies Creates the industry's broadest technology portfolio Strong Corporate Governance Andreas Fibig to serve as Chairman & CEO Balanced board with equal composition from IFF and DuPont; Breen as Lead Independent Director Experienced senior leadership team with representation from both companies Advances DuPont strategy of active portfolio management to unlock shareholder value

DUPONT N&B SNAPSHOT

Leader in Food Science and Biotechnology

Strong Financial Profile

~$6B

2019 Estimated Sales[1]

~24%

2019 Estimated Operating EBITDA Margin[1][2]

#1 across active Food & Beverage segments

#1 in Probiotics

Diversified Revenue by Geography (2018A)



37%
30%
10%
23%

Global Scale

10,000+	70+	30+	10,000+
employees	manufacturing sites	technology and innovation centers	customers

(1) 2019 Estimated Sales and 2019 Estimated Operating EBITDA Margin based on mid-point of full-year segment guidance provided on October 31, 2019.
(2) Operating EBITDA is on a pro forma basis and is defined as earnings (i.e. income (loss) from continuing operations before income taxes) before interest, depreciation, amortization, nonoperating pension / OPEB benefits / charges, and foreign exchange gains / losses, excluding the impact of costs historically allocated to the materials science and agriculture businesses that did not meet the criteria to be recorded as discontinued operations and excluding significant items.

9

DUPONT N&B BUSINESS OVERVIEW Innovation-driven portfolio of high-value, specialty ingredient businesses Nutrition & Biosciences Portfolio Health & Biosciences 39% Food & Beverage 48% Pharma Solutions 13% Business Overview Product Segments End Markets Served World-leading bioscience innovator serving attractive markets with sustainable and high-performance solutions Probiotics, HMO, Fibers Cultures, Food Enzymes and Protection Home & Personal Care Enzymes Animal Feed Enzymes & Nutrition (probiotics) Biorefinery Enzymes Microbial Control Broadest portfolio of natural and plant-based specialty food ingredients Functional Solutions Protein Solutions Emulsifiers & Sweeteners Global leader of functional cellulosic polymers & seaweed derived excipients for pharma & dietary supplements Controlled and immediate release API (Alginates) Food & Beverage (Specialty Food Ingredients) Dietary Supplements Home & Personal Care Animal Nutrition Pharma Excipients Based on DuPont N&B's 2019 estimated portfolio.

IFF SNAPSHOT Global leader in natural taste, scent and nutrition Strong Financial Profile Diversified Revenue by Geography (2018A) ~$5B 2019 Estimated Sales ~22% 2019 Estimated EBITDA Margin #2 Flavors and Fragrances player 23% 14% 41% 22% Global Scale 8% annual R&D spend as percent of sales 60% sales from fast growing small & mid-sized customers ~20% sales from faster growing adjacencies 39,000+ customers 110+ manufacturing facilities

IFF BUSINESS OVERVIEW Global leader in natural taste, scent and nutrition IFF Portfolio Scent 37% Taste 57% Nutrition & Ingredients 6% Business Overview Product Segments End Markets Served Range of natural & synthetic fragrance compounds & ingredients, and cosmetic actives for Home & Personal Care products Fine Fragrance Consumer Fragrance Cosmetic Active Ingredients Fragrance Ingredients Range of flavor compounds and natural taste solutions for Food & Beverage industry Flavor Compounds Savory Solutions Inclusions Suite of natural product offerings serving fast-growing small, mid-sized & private label customers Natural Health Ingredients Natural Food Protection Natural Colors Flavor Ingredients Food & Beverage Home, Beauty & Personal Care Dietary Supplements Pharma Based on iff's 2019 estimated portfolio.

REDEFINING THE INDUSTRY TOGETHER Leading positions in Food & Beverage, Home & Personal Care, Health & Wellness A clear leader in the categories where we compete Shared focus on consumer-oriented end-markets Compelling value proposition to customers in line with consumer demand Powerful R&D platform with clear path to deliver differentiated offering Strength in shared cultures led by science and creativity

LEADER ACROSS ATTRACTIVE MARKETS Breadth of capability & exposure establishes strong competitive position Category Leader Position Participates in the category IFF + DuPont N&B Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Flavor & Fragrance Pharma Health & Bioscience Food Beverage & Functional Solutions(1) Emulsifiers & Lecithin Sweeteners(2) Plant Protein(2) Cultures Probiotics Enzymes Animal Nutrition(1) Excipients Nutraceuticals(1) Flavors Fragrances Cosmetic Ingredients(1) Evolving Customer Base Demands More Integrations Solutions from Their Suppliers Source: Company information 1. Functional solutions, Animal Nutrition, Nutraceuticals and Cosmetic Ingredients are widely defined categories with limited traditional "leadership" 2. In relevant segments

HIGHLY COMPELLING POSITION WITH CUSTOMERS Clear path to become a partner of choice Strong Representation Across All Customer Sets Customer Type Combined Company Value Proposition Powerful Trends Global Multinational Champions Industry-leading innovation capabilities Experience with high-growth segments Speed-to-market Efficiencies in development Focused on natural, health, clean label, and traceability Partnering for growth & innovation Regional Leaders In-depth consumer insights Strong presence in nearly all markets R&D portfolio for world-class product development Proven go-to-market model Fast growing, focused on nutritional and healthy Partnering for scale and global expansion New & Emerging Brands; Private Label End-to-end partner from idea to creation Reliability of scale player Global reach and industry leading expertise Growing need for integrated solutions Partnering for rapid growth and global expansion

TECHNOLOGY & INNOVATION

Expanded capabilities through R&D and innovation platforms

Focused Technology & Innovation Platforms

NATURALS & BEYOND	DELIVERY SYSTEMS	MODULATION
BIOTECHNOLOGY	FOOD SCIENCE & APPLICATION	PHARMA EXCIPIENTS SCIENCE
INGREDIENTS	ACTIVE COSMETICS	HEALTH & NUTRITION
PROCESS TECHNOLOGY	ADVANCED ANALYTICAL SCIENCE	REGULATORY AFFAIRS & PRODUCT STEWARDSHIP

CHEMISTRY & MATERIAL SCIENCE

SUSTAINABILITY

Demand Across Shared End Markets

50+
Research, Creative & Application Centers

30+
Human Clinical Trials In Flight

100s
Flavorists, Scent Design Managers and Perfumers, Chefs

3,000+
Scientists, Engineers, Technologists & Application

>12K
Total Patents Granted & Filed

40+
Strategic University Partnerships

6
Master Perfumers

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DIFFERENTIATED SOLUTIONS: A CLEAR ADVANTAGE

Complementary capabilities and expertise in shared end-markets

Demand Across Shared End-Markets

Food & Beverage



Health & Wellness



Home & Personal Care



Accelerates speed to market with enhanced outcomes

Illustrative Product Examples

- IFF Product Offering
- DuPont N&B Product Offering

Better Plant-Based Burger



- Texturants (Mouth feel)
- Binders ("Glue" ingredients together)
- Plant-Based Protein (Nutritional component)
- Emulsifiers (Bun yield)
- System Blends (Dairy-free cheese)
- Flavor & Seasonings (Taste)
- Taste Modulation (Bitterness & salt reduction)
- Delivery Systems (Flavor performance)
- Natural Antioxidants (Food protection)
- Natural Color & Grill Mark (For appearance & clean label)

Better Cold Water Laundry Detergent



- Enzymes (Fluidity, Stain removal, Malodor)
- Microbial Control (Antimicrobial & shelf-life)
- Fragrance (Scent & odor coverage)
- Encapsulation (Fit-for-purpose delivery and performance)

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A NEW GLOBAL LEADER Differentiated product portfolio and balanced geographic footprint PRO FORMA PORTFOLIO 2018A SALES PRO FORMA GEOGRAPHIC SPLIT 2018A SALES Source: Company information 1. IFF 2018 sales are pro forma for the acquisition of Frutarom, PF revenue split by region calculated by applying 2017 IFF geographical sales split to IFF 2018 standalone revenue figures and 2018PF Frutarom geographical split to Frutarom standalone 2018 figures

SIGNIFICANT SYNERGY OPPORTUNITIES

Combination provides strong value creation

Cost Synergies	
MANUFACTURING EFFICIENCIES	~10%
STREAMLINING OVERHEAD	~40%
PROCUREMENT	~50%
Total Year 3	~$300M

Revenue Synergies	
LEVERAGE DIRECT TO CONSUMER DISTRIBUTION MODEL	~10%
ACCELERATE DUPONT N&B SOLUTIONS WITH TASTE	~25%
LEVERAGE IFF CUSTOMER BASE FOR DUPONT N&B CAPABILITIES	~25%
CROSS-SELL COMPLEMENTARY PRODUCTS & SOLUTIONS	~40%
Total Year 3	~$400M
EBITDA Impact	*~$175M*[1]

Cost to Achieve Year 3 Synergy Target: ~$355M[2]

Notes:
1. Excludes c. $30M of opex reinvestment
2. Excludes $40M of capex synergies

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PRO FORMA CAPITAL STRUCTURE Pro forma leverage of approximately 4.0x net debt / adjusted EBITDA at close Targeting deleveraging <3.0x by year two post-transaction close Commitment to maintaining investment grade credit rating Commitment to current dividend policy

LONG-TERM OUTLOOK Compelling upside driven by base plans and synergies Financial Targets 1 Mid single-digit topline growth 2 Significant margin enhancement 3 High single-digit EBITDA growth 4 Highly cash generative business

IFF & DUPONT N&B INTEGRATION Shared experience in integration execution with ample time for planning SHARED CULTURE AND FOCUS ON INTEGRATION Disciplined process-oriented companies Full year for joint planning process Both teams bring depth of experience Plan to establish integration team with leaders from both organizations TIMING ALIGNMENT WITH FRUTAROM INTEGRATION H1 2020: Q3 2020: Q4 2020: Procurement Business 90% Sites Savings Integration Consolidated Completed Completed FRUTAROM DUPONT N&B INTEGRATION Q1 2020: Start DuPont Q1 2021: Day 1 2021+: Ongoing N&B Integration Execution Integration Milestones Planning Leverage strengths from each company

A POWERFUL COMBINATION Redefining the value-add ingredients industry Combined Company IFF A global leader in taste and scent Leading Natural capabilities Creative and R&D led organization Broadest customer base with 60% of sales to local & regional customers (45% in Emerging Markets) Well positioned in fast-growing adjacencies (i.e., Food Protection, Inclusions, Health ingredients, Cosmetic Actives) Deep commitment to sustainability Broader Set of Ingredients and Solutions Deeper Innovation and R&D Platform Shared Focus on Consumer-Oriented End Markets >$11B $2.6B Pro Forma 2019 Pro Forma 2019 Revenue EBITDA $550M+ 2018 Pro Forma R&D Spend DuPont N&B Leading value-added ingredients and solutions provider #1 or 2 positions in cultures, enzymes and probiotics Customer-led innovation and R&D focused organization Deep customer relationships across food, nutrition, pharma and HPC customers Extensive global sales & applications capability Deep commitment to sustainability and product stewardship

IFF TO COMBINE WITH DUPONT NUTRITION & BIOSCIENCES Creates New Global Integrated Solutions Leader December 16, 2019

APPENDIX: DUPONT FY2019 GUIDANCE R EAFF IR MS F Y19E PR O F ORM A AD J UST ED EPS* OF $3.77 TO $3. 82 Comments Macro-related weakness includes impact of demand-driven softness, primarily in the T&I segment, as well as higher costs on lower production volumes. FY19 gains of ~$0.25 associated with customer settlements, licensing income and sales of the Solution OLED technology and DuPont Sustainable Solutions not expected to repeat in 2020. (1) FY18 Pro forma Adjusted EPS(*) includes discrete items of $0.29; ~$0.23 from customer settlements associated with the Hemlock Semiconductor JV, ~$0.03 associated with the sale of the Solutions OLED technology and ~$0.03 associated with a licensing arrangement. Discrete items are included in pro forma adjusted EPS given either their recurring nature to ongoing company performance or individually being below a threshold to be considered a significant item. (2) FY19E Pro forma Adjusted EPS(*) includes discrete items of $0.25; ~$0.11 from 2019 customer settlements associated with the Hemlock Semiconductor JV, ~$0.08 associated with the sale of the Solutions OLED technology, ~$0.03 associated with a licensing arrangement and ~$0.03 associated with the sale of the DuPont Sustainable Solutions business. Discrete items are included in pro forma adjusted EPS given either their recurring nature to ongoing company performance or individually being below a threshold to be considered a significant item. (3) FY19E pro forma adjusted EPS of $3.80 is the mid-point of the range of $3.77 - $3.82. * Adjusted EPS is on a pro forma basis and is a non-gaap measure. Refer to the Reconciliation of Adjusted Earnings Per Share Outlook included in DuPont's third quarter earnings announcement released on October 31, 2019 which can be found on the Investors section of our website.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Neptune Merger Sub I Inc. (“Merger Sub I”) and Neptune Merger Sub II LLC (“Merger Sub II”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates;

changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.